EXHIBIT 99.19

Business Philosophy and Corporate Code of Ethics

AnorMED's Business Philosophy and Corporate Code of Ethics

Our Guiding Principles

We are focused on the research and development of new pharmaceutical products for the treatment of a variety of life threatening diseases. We encourage innovative thought, value creativity and expect our accomplishments to come through teamwork and interactiveness. We strive to creatively apply science for the improvement of human health.

Our Business Philosophy

We conduct our business with integrity and respect for the interests of those with whom we have relationships; our shareholders, our employees, our partners and collaborators, our suppliers and the communities where we conduct our activities. Our philosophy is to maintain complete credibility by carrying out our responsibilities in accordance with the highest legal and ethical standards and by avoiding any real or perceived impropriety, misconduct or conflict of interest. This philosophy extends to every one of AnorMED's directors, officers, and employees.

Ethics

AnorMED conducts its business adhering to the following ethical principles:

  We respect the spirit and the letter of laws, rules and regulations of the country within which we are operating

  We promise only what we expect to deliver, make only commitments we intend to keep, not knowingly mislead others and not participate in or condone corrupt or unacceptable business practices

  We do not offer or receive bribes in order to retain or bestow business or financial advantages

  We comply with the spirit and letter of financial and regulatory disclosure obligations in our financial and business reports

  We comply with the spirit and the letter of insider trading laws of the country within which we are operating

  We report fairly in accordance with Generally Accepted Accounting Principles

  We strive for full, fair, accurate, timely and understandable disclosure in reports and documents that we file with, or submit to, Securities regulatory agencies and in other public communications made by us

  We encourage openness, honesty, integrity and respect in all of our business activities and interactions

Conflicts of Interest

We avoid activity that leads to a conflict of interest.  This includes, but is not limited to acceptance and giving of personal gifts or hospitality, to or from our stakeholders, other than gifts of nominal value or reasonable hospitality given in the ordinary course of business. Any agreement or understanding regarding favors or benefits in exchange for gifts is avoided. We do not solicit or accept loans, commissions, fees, favors or other compensation from suppliers, customers, competitors or others with whom we do business, except loans from financial institutions on prevailing terms and conditions.

Confidentiality

All AnorMED employees sign a confidentiality agreement that acknowledges their responsibility to maintain the confidentiality of the information entrusted to them by the Company and its stakeholders. Additionally, employees are prohibited from taking a corporate opportunity, discovered through their work at AnorMED or through the use of Company property or information, for personal gain or otherwise competing with the Company.

Health and Safety

We recognize that Health and Safety is an integral part of our business performance. We meet our legal requirements by providing a healthy and safe working environment for all of our employees.  We understand that successful Health and Safety management involves integrating sound principles into our day-to-day management practices, and that good performance levels are achieved by the collaborative effort of all employees.  All employees are positively encouraged to be involved in consultation and communication on Health and Safety matters.  We annually elect employees to participate with management on a joint health and safety committee.

Employee Relations

We provide equal access to employment opportunities by hiring and promoting employees based on their job related knowledge, skills and experience.  Our policies, practices and procedures are designed to ensure that all employees are treated fairly and with respect.  We abide by all of the provisions contained in the British Columbia Human Rights Code, and believe in equality of opportunity, regardless of race, color, ancestry, place of origin, political belief, religion, marital status, family status, physical or mental disability, gender, sexual orientation, age, and unrelated criminal or summary conviction.  We value the unique contributions that each individual brings to our workforce, and consider these different perspectives as an important part of our ability to succeed.

We are committed to providing a work environment where all employees are treated with dignity and respect, free from all forms of verbal, physical and visual harassment.  We do not, and will not, tolerate any form of discrimination or harassment in our workplace.

We are committed to our employees, and recognize that our commercial success depends on our employee's full commitment to the Company.  As such we invest in our employees' personal development through training and promotion, and we involve our employees in the planning and direction of their work.  We compensate employees fairly for their contributions to the company.

Community Relations

We recognize that our business activities have an influence on the community and accept that we have a duty to carry these out in a responsible manner. We believe that communities in which we operate should benefit directly from our presence, through the jobs created and from the investment of our time and money in the community.  The charities and initiatives we support favor projects and causes that reflect our corporate values and priorities. We do not provide financial support to political parties or other political groups.

Environment

We recognize that our business activities require consideration of the environment.  We accept that we have a duty to carry these activities out in a responsible manner. The practices, set out below, establish how we will fulfill our duty now and in the future:

  We are aware of our environmental responsibilities as a Company, and understand our individual responsibilities as an everyday part of our roles;

  We will meet relevant legal requirements on environmental issues so as to ensure that any risks or adverse effects are minimized;

  We will promote good environmental practices through the review of protocol and processes;

  We comply with applicable local environmental laws and with the aim of achieving cost-effective reductions in the levels of pollution

  We review environmental initiatives and if required, we update our environmental policy and set goals for the future

Compliance Reporting

It is the responsibility of our Executive Management to ensure that this Business Philosophy and Corporate Code of Ethics are communicated to, understood by and observed by all employees. This Code will be available to, or communicated to, any interested parties including visitors to our site, government departments, shareholders and customers.  Our Board will review the implementation of this Code to ensure that our activities continue to comply and that effective risk management is maintained.

All employees are encouraged to report any situation that they believe is detrimental to the employee or the Company including real or perceived conflicts of interest. The employee should bring the complaint to management's attention by discussing the problem with his or her immediate supervisor.  However, if a discussion with the employee's supervisor is not appropriate, an employee can request a meeting with Human Resources, or any member of Senior Management. In addition, AnorMED has appointed an independent director, Michael Cleare, as the Company's Ombudsman with the mandate to act as a confidential source for employees and management to report real or perceived violations to the letter or spirit of this

Code. It is the Ombudsman's duty to deal with this information expeditiously and to report his findings and recommendations to the Company's Chairman and/or Chief Executive Officer as appropriate.

Additionally, the Company has set up, in conjunction with Shareholder.com, a confidential and anonymous reporting system for submissions by employees of any concerns regarding accounting, internal accounting controls or auditing matters. If anyone wishes to report a suspected violation, and is not comfortable sharing it with any member of management but rather wishes to bring the matter to the attention of the in-house Corporate Counsel and the Chair of the Audit Committee of the Board of Directors directly, an anonymous message may be left in any one of three methods including secure web form, email or encrypted voicemail.

The Corporate Counsel and Audit Committee have responsibilities for ensuring that all submissions to the system are appropriately investigated in accordance with an appropriate protocol. The Chief Financial Officer will report to the Executive Management and Board of Directors in respect of complaints logged into the system. The Executive Management, Board of Directors or Audit Committee, as the case may be, will oversee the taking of appropriate corrective actions where breaches of the Code have occurred.

The Company will not tolerate any retaliation or reprisal against anyone who in good faith reports a potential breach of the Code or raises a concern with respect to whether certain conduct constitutes a breach.

The Company will take disciplinary action, up to and including termination, in respect of breaches of this Code. The type of disciplinary action will be dependent on the nature of the breach, and will be subject to and in accordance with applicable employment law.

Only the Board of Directors can grant waivers to this Code. Our Business Philosophy and Corporate Code of Ethics and any waivers granted to it will be reported in our annual report and available on our website.

The Board of Directors will review this Code regularly.  Only the Board of Directors has the authority to make changes to this Code.

In order to ensure that our Code is working effectively, questions or concerns about the Code are encouraged and will be treated seriously and respectfully. The Code provides fundamental guidance with respect to expected standards for ethical conduct, but cannot describe all situations which we might face.

AnorMED Corporate Governance

We believe that sound corporate governance practices are essential to the interests of the Company and its shareholders and that these practices should be reviewed regularly to ensure they are appropriate. We have reviewed the guidelines for corporate governance established by the Toronto Stock Exchange and the Canadian Securities Administrators and in the view of our Board of Directors we are in compliance with all guidelines. For further details please refer to our Annual Management Proxy Circular.

Signed on behalf of the Board of Directors of AnorMED Inc.

David Scott, Chairman

Signed on behalf of Management of AnorMED Inc.

Michael Abrams, President & CEO